CLEAN POWER CONCEPTS, INC.

1404 510 West Hastings Street,Vancouver, British Columbia, Canada V6B 1L8 Fax – 604 682-1044

April 22, 2009

John Cannarella

Division of Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC  20549-7010

Dear Sir:

Re:

Clean Power Concepts, Inc. (the “Company”)

Form 10-K for the year ended June 30, 2008

Filed:  September 24, 2008

File No. 000-52035

Further to your letter dated March 18, 2008 and a telephone conversations with Jill Davis and yourself on April 20, 2009, we are pleased to provide you with the Company’s responses to your comments with respect to the Company’s annual report on Form 10-K for the year ended June 30, 2008.  As indicated to Ms. Davis, we did not receive the letter or Fax until March 30, 2009.

The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter dated March 18, 2009.

Form 10-K (Fiscal Year Ended June 30, 2008)

Item 9A Controls and Procedures, page 25

1.

Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by report, based on the evaluation of these controls and procedures.  Refer to Item 307 of Regulation S-K.

Response:

The following modifications will be made to Item 9A of June 30, 2009 Form 10-K.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2008. Based on this evaluation, our management has concluded that our disclosure controls and procedures adequately ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The evaluation did not identify any change in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2008 that has materially affected or is reasonably likely to materially affect our internal control over such reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive officer, or persons performing similar functions, and effected by the registrant's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, or use or disposition of the registrant's assets that could have a material effect on the financial statements.

2.

Please modify management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the most recent period, to specify whether or not your internal control over financial reporting is effective.  Refer to Item 308(a)(3) of Regulation S-K.

Response:

The following modifications will be made to Item 9A of June 30, 2009 Form 10-K.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and Chief Executive Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2008 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of June 30, 2008, the Company determined that there were control deficiencies that constituted material weaknesses under COSO and SEC rules are, as described below:

 (1) lack of a functioning audit committee and lack of a majority of independent directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. The aforementioned potential material weaknesses were identified by the Company's Chief Financial Officer in connection with the preparation of our financial statements as of June 30, 2008 and communicated the matters to our management and board of directors.

Management is currently evaluating remediation plans for the above control deficiency.

Accordingly, the Company concluded that this control deficiency resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of June 30, 2008 based on criteria established in Internal Control—Integrated Framework issued by COSO.

3.

Item 308(c) of Regulation S-K requires that you disclose any change in your “internal control over financial reporting” identified on connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting”.  Please revise.

Response:

The following modifications will be made to Item 9A of June 30, 2009 Form 10-K.

Changes in Internal Controls

During the period ended June 30, 2008 there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 31.1 and 31.2

4.

We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please modify these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K which specifies that you are responsible for establishing and maintaining disclosure controls and procedures as well as “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).”

Response:

The following modifications will be made to Exhibits 31.1 and 31.2

I, Cory Turner, certify that:

1. I have reviewed this quarterly report on Form 10-K of Clean Power Concepts, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant’s other certifying officer(s) and I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 14, 2009

/s/ Cory Turner
Cory Turner, President and Chief Executive
Officer, Secretary, and Treasurer

(Principal Executive Officer)

I, Ralph Proceviat, certify that:

1. I have reviewed this quarterly report on Form 10-K of Clean Power Concepts, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant’s other certifying officer(s) and I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 14, 2009

/s/ Ralph Proceviat
Ralph Proceviat, Chief Financial Officer
(Principal Financial Officer)

5.

Please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer’s titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications.  Please eliminate the reference to the Chief Executive Officer and Chief Financial Officer’s titles in the introductory paragraph to conform to the format provide in Item 601(b)(31) of Regulations S-K. Please modify your filings as applicable.

Response:

The following modifications will be made to Exhibits 31.1 and 31.2

We will remove references to the Chief Executive Officer and Chief Financial Officer’s titles in the introductory paragraph to conform to the format provide in Item 601(b)(31) of Regulations S-K.

6.

Other

Response:

Enclosed herewith is the written acknowledgement that was requested in your letter dated March 18, 2009.

We thank you for your co-operation on this matter and look forward to any further comments you may have with respect to our responses.

Yours truly

Clean Power Concepts, Inc.

“Ralph Proceviat”

____________________________________
Per:

Ralph Proceviat

Chief Financial Officer